SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

AMC Entertainment Holdings, Inc.
(Name of Issuer)

AMC Preferred Equity Units, each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock
(Title of Class of Securities)

00165C203
(CUSIP Number)

Lance Kravitz
Antara Capital LP
55 Hudson Yards
47th Floor, Suite C
New York, NY 10001
Telephone: (646) 762 8591
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
252,683,817

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
252,683,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
252,683,817 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.06% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement, plus (iii) 197,621,297 APEs issued to the Reporting Persons at the Closing (as defined below).

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
252,683,817 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
252,683,817 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
252,683,817 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.06% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 252,683,817  APEs owned directly by Antara Capital Master Fund LP.

(2) Based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement, plus (iii) 197,621,297 APEs issued to the Reporting Persons at the Closing (as defined below).

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
258,439,472 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
258,439,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
258,439,472 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 252,683,817  APEs owned directly by Antara Capital Master Fund LP, 4,337,442 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,418,213 APEs owned directly by Corbin Opportunity Fund LP.

(2) Based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement, plus (iii) 197,621,297 APEs issued to the Reporting Persons at the Closing (as defined below).

SCHEDULE 13D
CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
258,439,472 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
258,439,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
258,439,472 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 252,683,817  APEs owned directly by Antara Capital Master Fund LP, 4,337,442 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,418,213 APEs owned directly by Corbin Opportunity Fund LP.

(2) Based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement, plus (iii) 197,621,297 APEs issued to the Reporting Persons at the Closing (as defined below).

SCHEDULE 13D
CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
258,439,472 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
258,439,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
258,439,472 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 252,683,817  APEs owned directly by Antara Capital Master Fund LP, 4,337,442 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,418,213 APEs owned directly by Corbin Opportunity Fund LP.

(2) Based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement, plus (iii) 197,621,297 APEs issued to the Reporting Persons at the Closing (as defined below).

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on January 4, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) and relates to AMC Preferred Equity Units (“APEs”), each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock, of AMC Entertainment Holdings, Inc. (the “Issuer”), having its principal executive offices at One AMC Way 11500 Ash Street, Leawood, KS 66211. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“On February 7, 2023, in connection with the consummation (the “Closing”) of the previously announced Forward Purchase Agreement, the Issuer (i) issued to the Reporting Persons the Forward Purchase APEs for an aggregate purchase price of $75.1 million and (ii) simultaneously purchased from the Reporting Persons, on a private basis, $100 million aggregate principal amount of the Exchange Notes in exchange for the Exchange APEs.

Schedule I sets forth all other transactions that have occurred since the Original Schedule 13D with respect to APEs beneficially owned in the aggregate by the Reporting Persons (the “Additional Open Market Shares”). Except as otherwise set forth herein, the source of the funding for the purchase of the Additional Open Market Shares and Private Placement APEs was working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 9, 2023, the Reporting Persons and the Issuer agreed to a mutual waiver of the lock-up restrictions in the Forward Purchase Agreement restricting the sale, transfer or other disposition of the Private Placement APEs. In accordance with the mutual waiver, the lock-up restrictions will not apply to (i) sales of Private Placement APEs by the Reporting Persons in an amount not to exceed an aggregate of 26 million Private Placement APEs, and (ii) sales of APEs by the Issuer in an amount not to exceed $140 million. The Issuer also  agreed that prior to March 31, 2023, it will not  issue or exchange, without the Reporting Person’s prior written consent, any Common Stock  in return for cancellation of the Issuer’s outstanding indebtedness.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of APEs outstanding contained herein are based on 900,372,279 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement, plus (ii) 60,000,000 APEs issued to Reporting Persons concurrently with the Forward Purchase Agreement, plus 197,621,297 APEs issued to the Reporting Persons at the Closing.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 258,439,472 APEs, representing 28.7% of the outstanding APEs.

(i) Antara Master Fund has shared voting and dispositive power over 252,683,817 APEs, representing 28.06% of the outstanding APEs;

(ii) Antara Fund GP, by virtue of its status as general partner of Antara Master Fund, has shared voting and dispositive power over 252,683,817 APEs, representing 28.06% of the outstanding APEs;

(iii) Antara Capital, by virtue of its status as investment adviser to Antara Master Fund and by virtue of certain investment management agreements that provide for it to act as sub advisor to Corbin ERISA Opportunity Fund Ltd (“Corbin ERISA Fund”) and Corbin Opportunity Fund LP (“Corbin Opportunity Fund”), has shared voting and dispositive power over 258,439,472 APEs, representing 28.7% of the outstanding APEs;

(iv) Antara GP, by virtue of its status as general partner of Antara Capital, has shared voting and dispositive power over 258,439,472 APEs, representing 28.7% of the outstanding APEs; and

(v) Mr. Gulati, by virtue of his status as sole member of Antara Fund GP and Antara GP, has shared voting and dispositive power over 258,439,472 APEs, representing 28.7% of the outstanding APEs.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any APEs of the Issuer, other than the APEs of the Issuer owned of record by such Reporting Person.

(c) Schedule I sets forth all transactions with respect to the Additional Open Market Shares effected by Reporting Persons since the Original Schedule 13D. All such transactions with respect to the Additional Open Market Shares were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“The information contained in Item 4 of this Amendment No.1 is incorporated by reference herein.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023	Antara Capital Master Fund LP

By: Antara Capital LP, not in its individual corporate capacity, but solely as Investment Advisor and agent

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: February 9, 2023	Antara Capital LP

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: February 9, 2023	Antara Capital GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: February 9, 2023	Antara Capital Fund GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: February 9, 2023	/s/ Himanshu Gulati
Himanshu Gulati

SCHEDULE I

Additional Open Market Shares

Antara Capital Master Fund LP

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	1/3/2023	962,800	1.30
APE	Buy	2/3/2023	5,000,000	2.96
APE	Sell	2/6/2023	5,000,000	2.89
APE	Buy	2/6/2023	5,800,000	3.18
APE	Sell	2/6/2023	5,800,000	3.19

Corbin Opportunity Fund, L.P.

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	1/3/2023	9,100	1.30

Corbin ERISA Opportunity Fund, Ltd.

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	1/3/2023	28,100	1.30